</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 14)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 21, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,481,474


8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,481,474

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,961

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,961

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,961

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IC

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     438,240

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     438,240

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     438,240

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%

14.  TYPE OF REPORTING PERSON*

     PN

 CUSIP No. 210226106
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, an investment company registered under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, a US Private Investment Fund ("Wintergreen Partners") and (iii) Wintergreen Advisers, LLC, a Delaware limited liability company ("Wintergreen") which acts as sole investment manager of the Wintergreen Fund, Wintergreen Partners and other investment vehicles. (Each of Wintergreen Fund, Wintergreen Partners and Wintergreen may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"). The Managing Members of Wintergreen are David J. Winters and Elizabeth N. Cohernour (the "Managing Members"), each of which is a citizen of the United States. David J. Winters is the portfolio manager at
Wintergreen and Elizabeth N. Cohernour is the chief operating officer at Wintergreen.

The principal business and principal office address of each of the Managing Members, Wintergreen Fund, Wintergreen Partners and Wintergreen is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Managing Members or Reporting Persons have, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting Persons or the Managing Members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen may be deemed to beneficially own 1,481,474 Shares.

As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.

As of the date hereof Wintergreen Partners beneficially owns 438,240 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners and other investment vehicles managed by Wintergreen. The aggregate funds used by the Reporting Persons to make the purchases was approximately $95.1 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen are the beneficial owners of approximately 25.9% of the Issuer's common stock. Wintergreen has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

On April 21, 2008, Wintergreen delivered a letter (the "April 21 Letter") to the Issuer and members of its Board requesting the Issuer postpone the Annual Meeting of Shareholders of the Issuer (the "Meeting") scheduled for April 23, 2008. In the April 21 Letter, Wintergreen requested that the Board of the Issuer demonstrate to Wintergreen and other shareholders that the Corporate Governance Committee has properly interviewed and nominated independent director candidates that are truly independent. A copy of the April 21 Letter is attached hereto as Exhibit B and incorporated herein by reference.

Wintergreen may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Wintergreen does not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of
Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Wintergreen may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen has the sole power to vote or direct the vote of 1,481,474 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 1,481,474 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Wintergreen specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 564,961 Shares (1), constituting 9.9% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,961 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 564,961 Shares.

(1) Wintergreen Fund has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 438,240 Shares (1), constituting 7.7% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 438,240 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 438,240 Shares.

(1) Wintergreen Partners has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

     (c) Inapplicable.

     (d) Inapplicable.

     (e) Inapplicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Letter to Board of Directors dated April 21, 2008

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________


Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________


Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________
April 22, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Amendment No 14 to Schedule 13D dated April 22, 2008, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Apil 22, 2008

                                                                  Exhibit B

Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, New Jersey 07046

April 21, 2008

Board of Directors
Consolidated-Tomoka Land Co
c/o Linda Crisp, Corporate Secretary
1530 Cornerstone Blvd., Suite 100
Daytona Beach, FL 32117



Dear Board Members:

As of the date of this letter, Wintergreen Advisers, LLC (the "Adviser") may be deemed to beneficially own 1,481,474 shares of common stock, par value $1.00 per share ("Common Stock"), of Consolidated-Tomoka Land Co. (the "Company"), which constitutes 25.9% of the Common Stock. The undersigned, David J. Winters, is the Managing Member and CEO of the Adviser. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment company, which is the beneficial owner of 564,961 shares of Common Stock (approximately 9.9% of the outstanding shares). The Adviser also serves as investment adviser to other pooled investment vehicles, which also own additional shares of Common Stock of the Company (the Fund, the other investment vehicles and the Adviser shall be referred to collectively herein as "Wintergreen").

Wintergreen respectfully requests that the Company postpone its Annual Meeting of Shareholders, currently scheduled to take place on April 23, 2008 (the "Meeting"), until at least July 22, 2008 or such time as the Board can demonstrate to Wintergreen and other shareholders that the Corporate Governance Committee has properly interviewed and nominated independent director candidates that are truly independent, to be elected at the 2008 Annual Meeting of Shareholders.

In the event the Company does not postpone the Meeting, Wintergreen intends to withhold authority for the shares of Common Stock it beneficially owns to vote for the election of Directors.

Wintergreen takes significant issue with the two independent director nominees to be presented at the Meeting. Wintergreen questions how the Board could reach a determination that William L. Olivari and William H. Davison are independent in accordance with the Listing Standards of The American Stock Exchange, which require that in order for a director to qualify as independent, the board must affirmatively determine that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

It has come to Wintergreen's attention that in 2003, the Company sold a significant parcel of land (the "Property") on the west side of Daytona Beach to Halifax Health System ("Halifax") for $15.5 million, one of the largest transactions in the Company's history. As part of the purchase arrangement, the Company retained the right to reacquire the Property at the original sale price in the event Halifax did not begin construction on one of two medical or hospital buildings on the Property by December 2005. Halifax did not begin construction on the first building by December 2005. According to public statements by Halifax officials, the Hospital has no present intention of breaking ground on a medical or hospital facility at the site in the foreseeable future. To Wintergreen's knowledge, the Company did not demand that construction begin until December 2007, which demand caused the Company's right to repurchase to vest in December 2008. Accordingly, the Company has taken limited action to enforce its rights. Mr. Olivari has significant ties to Halifax and in fact currently serves as the chairperson of the board of Halifax's foundation and has served on that board for the last two years. Wintergreen believes that Mr.

Olivari has a conflict of interest  related to the Company's enforcement  of its
rights.   Mr. Olivari's  connection  to  Halifax  has not been disclosed  in the
Company's Proxy Statement.

In addition, Mr. William H. Davison, a director of the Company who is up for re-election at the Meeting, served as Chairman, President and Chief Executive
Officer of SunTrust Bank ("SunTrust"), East Central Florida, until his retirement in September 2007. As disclosed in the Company's Proxy Statement, the Company and SunTrust are parties to a Master Loan and Security Agreement pursuant to which SunTrust has provided the Company with a term loan in the amount of $8 million and an unsecured line of credit in the maximum amount of $20 million. The Company and SunTrust are also parties to an International Swap Dealers Association, Inc. Master Agreement with respect to an interest rate swap in connection with the term loan described above.

The Company, however, did not contemporaneously disclose in any Proxy Statement or any of its other public filings a 2004 agreement with SunTrust Bank pursuant to which SunTrust purchased a site in Daytona Beach from one of the Company's subsidiaries for the purpose of constructing a regional banking facility. It also failed contemporaneously to disclose a covenant in that agreement that obligated SunTrust to begin construction on the site by December 2006, or otherwise to permit the Company to repurchase the property at the original purchase price of $1.43 million, without penalty to SunTrust. Thereafter, SunTrust did not begin construction by 2006 and the Company, likewise without advance disclosure to shareholders, repurchased the property for $1.43 million.

While certain of the related party transactions between SunTrust and the Company have been disclosed in the Proxy Statement, the Company's failure to disclose the purchase transactions involving the Company and Halifax and SunTrust, respectively, begs the question of whether there are other material transactions the Company may have failed to disclose to its shareholders. The transactions described above also bring into question the process by which the Board determines the independence of the Company's directors.

Within the last twelve months, Wintergreen has brought four director candidates to the attention of the Company. As the Proxy Statement indicates, one of the candidates was rejected due to meeting schedule conflicts. Wintergreen finds the rejection of an otherwise qualified candidate on these grounds to be unacceptable. Even more problematic is the fact that the Corporate Governance Committee never contacted the other three candidates, despite the fact that there is currently a vacancy on the Board.

The Board's seemingly lax director independence determination standards and the Corporate Governance Committee's refusal to seriously consider qualified candidates for directorships that Wintergreen has brought to their attention points to what Wintergreen believes are inadequate corporate governance practices of the Company. Wintergreen has pointed these issues out in the past, and intends to continue to monitor them.

As we have communicated in our prior correspondence to you and in our meetings with management, Wintergreen's sole interest in the Company is its participation through its shares of Common Stock in the creation of shareholder value for Wintergreen and the Company's other shareholders. Wintergreen has proposed a number of initiatives for consideration by the Company and/or its shareholders in order to re-focus the Company's business operations and demonstrate to shareholders that management is acting in the best interest of all shareholders. To date, management of the Company has not shown Wintergreen that it shares the goal of the creation of shareholder value.

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, or to our special Florida counsel, Ronald Albert, Jr. ((305) 373-9474) of Broad and Cassel, One Biscayne Tower, 2 South Biscayne Boulevard, Miami, Florida 33131.

Sincerely yours,

/s/ David J. Winters

David J. Winters, CEO
Wintergreen Advisers, LLC


Cc:     John C. Adams Jr.
        Bob D. Allen
        William H. Davison
        Gerald L. DeGood
        James E. Gardner
        William H. McMunn
        John C. Myers III
        William L. Olivari (Nominee)
        William J. Voges
        Ronald Albert, Jr. Esq.
                Broad and Cassel

</SEC-DOCUMENT>
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